



US LASIK*PLUS* LASER VISION CORRECTION CENTER LOCATIONS

CALIFORNIA
- Concord
- San Jose
- San Mateo

FLORIDA
- Tampa

GEORGIA
- Alpharetta
- Buckhead
- Galleria
- Gwinnett

ILLINOIS
- Naperville
- Oak Brook
- Riverwoods
- Schaumburg

INDIANA
- Indianapolis

KENTUCKY
- Louisville

MARYLAND
- Annapolis
- Baltimore
- Columbia
- Rockville

MINNESOTA
- Edina
- Maple Grove

NEVADA
- Las Vegas

NORTH CAROLINA
- Charlotte
- Raleigh

NEW JERSEY
- Mt. Laurel

NEW YORK
- Albany

OHIO
- Cincinnati
- Columbus
- Dayton
- Independence

PENSYLVANNIA
- Chadds Ford
- King of Prussia

VIRGINIA
- Alexandria
- Richmond
- Tysons Corner